Exhibit 99.1

News Release
www.srtelecom.com
For more information:

William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Ext.4613	(514) 731-0000

SR Telecom Divests of French Subsidiary

Montreal, Quebec, December 23, 2005 - SR Telecom (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetry products, today announced that it has sold substantially all of the assets and the operations of its subsidiary in France, along with all of the shares of its Australian subsidiary, to a subsidiary of Duons Systèmes of Paris, France.

The purchase price is approximately €1.9 million but could be adjusted upwards to a total of up to €4 million if certain future revenue levels of the sold businesses are met. The purchase price may also be adjusted downwards to below €1.9 million should such future revenue levels not be met. To the extent that the results of the entity reach certain other levels on a cumulative basis over a 5-year period, then additional sums may be payable by the Purchaser. SR Telecom and its French subsidiary have also agreed to indemnify the Purchaser in the event that the results of the sold businesses show a loss. In such case, this indemnity would be limited to a maximum of €0.8 million.

“The sale of these assets further strengthens SR Telecom’s position and will allow us to continue to focus on our core technology. Losses before taxes from the French and Australian operations were CDN$12.4 million in 2004 and CDN$5.5 million year to date in 2005”, stated William Aziz, SR Telecom’s Interim President and CEO.

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed symmetry WiMAX-ready solution, SR Telecom provides bridge technology to future high speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

SR Telecom and symmetry are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.